SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 8-A)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   369385 10 9
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 31, 1996
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

         Robert M. Walp
         ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X
         (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only.
-------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         None
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization.

         United States of America.
-------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power           None
by Each Reporting
Person With:               (8)      Shared Voting Power         23,160,664 (1,2)

                           (9)      Sole Disposition Power      534,616

                           (10)     Shared Disposition Power    38,229 (3)
-------------------------------------------------------------------------------



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 2

-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         23,201,301 shares (2,3)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         N/A
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11).

         56.8% (2,3)
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions).

         IN
-------------------------------------------------------------------------------


-----------------

         1 All of these shares are subject to the New Voting Agreement as described in Items 4 and 6 of this Statement. Does not include shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Walp as described in Item 5 of this Statement.

         2 Includes 534,616 shares of Class A Common Stock and 301,049 shares of Class B Common Stock to which Mr. Walp has a pecuniary interest and includes 22,324,999 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the New Voting Agreement, to which Mr. Walp disavows any pecuniary interest.

         3 Includes shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Walp as described in Item 5 of this Statement.

-----------------



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 3

Item 1.  Security and Issuer.

         (A) Statement. This amendment to Schedule 13D ("Statement") relates to the Class A common stock ("Class A Common Stock") of General Communication, Inc. ("Company"). The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (B) Original Statement and Amendments. Pursuant to Rule 13d-2(c), this filing constitutes an amendment and restatement of the previously filed 13D and all amendments. The original Schedule 13D was filed as a result of the event dated May 1, 1988 ("Original Statement"). Amendment 1-A was filed as a result of the event dated January 1, 1989 ("Amendment 1-A"). Amendment 2-B was filed as a result of the event of dated July 18, 1990 ("Amendment 2-A"). Amendment 3-A was filed as a result of the event dated April 17, 1991 ("Amendment 3-A"). Amendment 4-B was filed as a result of the event dated July 18, 1991 ("Amendment 4-A"). Amendment 5-A was filed as a result of the event dated December 23, 1991 ("Amendment 5-A"). Amendment 6-A was filed as a result of the event dated February 1, 1993 ("Amendment 6-A"). Amendment 7-A was filed as a result of the event dated May 28, 1993 ("Amendment 7-A").


Item 2.  Identity and Background.

         (A) Original Statement and Amendments. The Original Statement and Amendments were filed by Mr. Walp.

         (B) Statement. This Statement is filed by and on behalf of Robert M. Walp, and amends Mr. Walp's currently effective Schedule 13D on his ownership of Company Class A common stock.

         (a)      Name:  Robert M. Walp.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c)      Present   principal   occupation:   Vice   Chairman,   General
                  Communication, Inc. 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.

         (f)      Citizenship:  United States of America.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 4

         Mr. Walp is a party to a new voting agreement dated October 31, 1996 ("New Voting Agreement") with several other persons (with Mr. Walp, "Voting Group"): (1) Prime Growth Partners, L.P. ("Prime Growth"); (2) Prime Venture I Holdings, L.P. ("Prime Holdings"); (3) Prime Cable Limited Partnership ("PCLP");
(4) Prime Venture II, L.P. ("PVII"); (5) Prime II Management, L.P. ("PIIM"); (6) Austin Ventures, L.P. ("AVLP"); (7) William Blair Venture Partners III Limited Partnership ("Blair"); (8) Centennial Fund III, L.P. ("CFIII); (9) BancBoston Capital, Inc. ("BBCI"); (10) First Chicago Investment Corporation ("First Chicago"); (11) Madison Dearborn Partners V ("MDP"); (12) MCI Telecommunications Corporation ("MCI"); (13) Ronald A. Duncan ("Duncan"); and (14) TCI GCI, Inc. ("TCI GCI"). The New Voting Agreement governs the voting of the Class A Common Stock and the Company Class B common stock ("Class B Common Stock") owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class A Common Stock. Notwithstanding the foregoing, Mr. Walp expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which he has a pecuniary interest. Mr. Walp has a pecuniary interest in shares of the Class B Common Stock. See Item 5 for the discussion of the Class A Common Stock owned by Mr. Walp.


Item 3.  Source and Amount of Funds or Other Considerations.

         (A) Original Statement. Mr. Walp paid approximately $5,638.00 between May 1, 1988 and September 30, 1988 for the purchase of Class A common stock. The full amount paid came from personal funds of Mr. Walp, no part of which was borrowed for the purpose of acquiring, holding, trading, or voting the stock.

         (B) Amendment 1-A. 21,253 shares were acquired through Mr. Walp's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Walp for $9,500 through payroll deductions, and one-half of them were contributed by the Company.

         (C) Amendment 2-A. 24,157 shares were acquired through Mr. Walp's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Walp for $12,778 through payroll deductions, and one-half were contributed by the Company.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 5

         (D) Amendment 3-A. 2,955 shares were acquired through Mr. Walp's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Walp for $3,280 through payroll deductions, and one-half were contributed by the Company.

         (E) Amendment 4-A. 1,279 shares were acquired through Mr. Walp's participation in the Stock Purchase Plan. One-half of the shares were purchased by Mr. Walp for $1,292 through payroll deductions, and one-half were contributed by the Company.

         (F) Amendment 5-A. Mr. Walp acquired 53,960 shares through the exercise of an option at $.75 per share, i.e., for a purchase price of $40,470. The full amount paid came from personal funds of Mr. Walp, no part of which was borrowed.

         (G) Amendment 6-A. 3,262 shares were acquired through Mr. Walp's participation in the Stock Purchase Plan. One-half of the shares were purchased by Mr. Walp for $3,551 through payroll deductions, and one-half were contributed by the Company.

         (H) Amendment 7-A. No personal funds were expended by Mr. Walp.

         (I) Statement. No personal funds were expended by Mr. Walp on the matters which have caused the amendment to Mr. Walp's Schedule 13D as contained in this Statement.

         General Communication, Inc. ("Company") itself and through its wholly-owned subsidiaries GCI Cable, Inc., GCI Cable/Fairbanks, Inc., and GCI Cable/Juneau, Inc. (collectively, "Cable Subsidiaries") closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement"); (2) the Alaskan Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Homer Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions include a new voting agreement ("New Voting Agreement") entered into between certain holders of Class A Common Stock including Mr. Walp, i.e., the Voting Group, as described elsewhere in this
Item 4 and in Item 6 of this Statement and a registration rights agreement ("Prime Registration Rights Agreement") described in Item 6 of this Statement.

         As a  result  of the  Transactions,  the  Company,  through  the  Cable
Subsidiaries, has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) directly or indirectly, all of the


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 6
equity securities of and equity participation interests in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"); (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

         As part of the consideration for the acquisition of Prime and Alaskan Cable, the Company, as of the Event Date, issued and sold 14,723,077 shares of Class A Common Stock ("Company Stock") which was divided between those companies for further distribution to their respective security holders and subject to share holdback: (1) Prime--11,800,000 shares of Class A Common Stock ("Prime Company Shares"); and (2) Alaskan Cable--2,923,077 shares of Class A Common Stock to be distributed between the sole shareholder of each of the three corporations comprising Alaskan Cable in portions acceptable to the Company. Through the MCI Purchase Agreement the Company issued, as of the Event Date, 2 million shares of Class A Common Stock ("MCI Company Stock").

         The closing on the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to the Transaction on or prior to October 30, 1996.

         Pursuant to the Prime Purchase Agreement, the Prime Company Shares were distributed to the following persons ("Prime Sellers"): (1) Prime Growth; (2) Prime Holdings; (3) PCLP, the sole shareholder of Prime Cable Fund I, Inc., a Delaware corporation and the sole general partner of Prime; (4) the shareholders of Alaska Cable, Inc., a Delaware corporation and limited partner of Prime ("ACI"), which are named below; and (5) the holders of the equity participation interests in Prime, which are also named below. Immediately prior to the Transactions, the shareholders of ACI were Prime Growth, Prime Holdings, PVII, AVLP, Blair, Centennial Fund II, L.P., CFIII, and Centennial Business Development Fund, Ltd. The holders of the equity participation interests (also referred to sometimes as profit participation contract rights or profit participation interests) in Prime were BBCI, First Chicago and MDP. The following Prime Seller related persons (through their designated agent, PIIM), entered into the New Voting Agreement ("Prime Group"): Prime Growth, Prime Holdings, PVII, PCLP, PIIM, AVLP, Blair, CFIII, BBCI, First Chicago and MDP.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 7

Item 4.  Purpose of Transaction.

         (A) Original Statement. Mr. Walp's sizable ownership of the Class A common stock of the Company originates from his role as a founder of the Company and his desire over the years of development and operation of the Company to remain a principal shareholder of the Company.

         (B) Amendment 1-A. Mr. Walp and other employees of the Company participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company.

         (C) Amendment 2-A. Mr. Walp and other employees of the Company participated in the Stock Purchase Plan. Separately, Mr. Walp sold securities (38,000 shares on May 18-31, 1990; 37,000 shares on June 1-13, 1990; and 15,000 shares on July 10-18,  1990) and  acquired  securities  (42 shares on August 15,
1989).

         (D) Amendment 3-A. Mr. Walp and other employees of the Company participated in the Stock Purchase Plan.

         (E) Amendment 4-A. Mr. Walp and other employees of the Company participated in the Stock Purchase Plan. Separately, Mr. Walp sold securities (5,000 shares) on May 8, 1991.

         (F) Amendment 5-A. The transactions were conducted as a part of Mr. Walp's personal finances and were unrelated to the operation of the Company.

         (G) Amendment 6-A. Mr. Walp and other employees of the Company participated in the Stock Purchase Plan. Separately, Mr. Walp sold securities as follows: (1) 20,000 shares on January 15-21, 1992; (2) 15,000 shares on February 14-27, 1992; (3) 7,500 shares on March 5-11, 1992; (4) 10,000 shares on May
19-28,  1992;  (5) 5,000  shares on June 2, 1992;  (6) 45,000  shares on January
19-21,  1993; and (7) 157,673 shares on February 1, 1993, for a total of 260,173 shares.

         On December 31, 1992 MCI and the Company entered into a letter of intent whereby, among other things, MCI would acquire approximately 30% of the outstanding common stock of the Company for a total purchase price of $13,280,000. As part of the stock sale, MCI and the Company agreed to various business arrangements regarding telecommunications services, licensing, leasing of equipment, purchasing service marks, communication network sharing and sharing of marketing, engineering and operating services.

         (H) Amendment 7-A. On March 24, 1993 the Company Board approved the expansion of the Board from five to seven positions in anticipation of the sale of a substantial amount of stock to MCI. On May 28, 1993 Mr. Walp entered into a Voting Agreement ("Voting Agreement") with three other persons.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 8

         Mr. Walp sold 50,000 shares on May 11-17, 1993. These transactions were a part of Mr. Walp's personal finances and were unrelated to the operation of the Company.

         (I) Statement. It is the understanding of Mr. Walp that the Prime Company Shares were acquired for investment purposes and that the holders of those shares intend to review continuously and monitor their investment in the Company. It is the understanding of Mr. Walp that the holders of the Prime Company Shares, i.e., the Prime Sellers have under the Prime Purchase Agreement and the Prime Registration Rights Agreement rights to cause the Company to register pursuant to the Securities Act of 1933, as amended ("Securities Act") a portion or all of the Prime Company Shares for secondary offers and sales by the Company on behalf of those holders.

         Pursuant to the Prime Purchase Agreement, at closing under the agreement, certain of the Prime Sellers, i.e., Prime Group (through its designated agent, PIIM) entered into the New Voting Agreement with other members of the Voting Group. Under the New Voting Agreement, the members of the Voting Group have agreed to vote their voting securities of the Company to cause the board of directors of the Company ("Company Board") to be maintained at not less than eight seats. Pursuant to the New Voting Agreement, the Prime Group has the right to nominate individuals to fill those two positions. In part, the New
Voting Agreement requires the signatories to the New Voting Agreement to vote for those nominees with limiting conditions as described in Item 6 of this Statement.

         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Walp has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 9

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (A) Original Statement.

         (a) On May 1, 1988, Mr. Walp exercised certain warrants to purchase 1,269,440 shares of Class A common stock of the Company at an exercise price of approximately $0.00043 per share. Additional shares of Class A common stock were acquired by the Company for the benefit of Mr. Walp between May 1, 1988 and September 30, 1988, totaling approximately 3,638 shares. The aggregate number and percentage of the outstanding Class A common stock of the Company beneficially owned by Mr. Walp as of September 30, 1988 were as follows:
1,330,308 shares and approximately 13.86%, respectively. These securities include, (1) options to purchase 53,960 shares of Class A common stock exercisable immediately at $.75 per share up through December 1, 1991; (2) 6,561 shares of Class A common stock held for the benefit of Mr. Walp in the Stock Purchase Plan; (3) 1,269,587 shares of Class A common stock held by Mr. Walp; and (4) 200 shares of Class A common stock held in an IRA for Mr. Walp.

         (b) All of the issued stock identified in the previous paragraph were held by Mr. Walp with sole power to vote or to direct the vote of that stock with the exception of shares held by the Stock Purchase Plan for the benefit of Mr. Walp (6,561 shares). Of


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 10
the issued stock identified under (a) of this Item 5, 54,307 shares are held by Mr. Walp with sole power to dispose or to direct the disposition of that stock. Furthermore, Mr. Walp shares the power to dispose of the balance of the securities identified under (a) of Item 5 (1,276,001 shares) as follows: (1) 6,561 shares held by the Stock Purchase Plan for the benefit of Mr. Walp, and
(2) 1,269,440 shares issued pursuant to certain warrants. Under a security agreement, Mr. Walp shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation ("WSMC").

         (c) None, except for routine purchases by the Stock Purchase Plan during the last quarter of 1988 for the benefit of Mr. Walp.

         (d) With the exception of Mr. Walp, and as otherwise disclosed in (b) of this Item 5 and in Item 6, no one has a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities identified in (a) of this Item 5.

         (B) Amendment 1-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of January 1, 1989 were 1,351,561 shares and 13.3%, respectively, consisting of the following: (1) options to purchase 53,960 shares exercisable immediately at $.75 per share up through December, 1991; (2) 27,814 shares held for the benefit of Mr. Walp by virtue of his participation in the Stock Purchase Plan; (3) 1,269,440 shares held by Mr. Walp pledged as described in (b) of this Item 5; (4) 200 shares held in an IRA for Mr. Walp; and
(5) 147 shares held by Mr. Walp.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 1,269,787 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition - 54,307 shares; and (4) shared power to dispose or to direct the disposition - 1,297,254 shares.

         Mr. Walp shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 27,814 shares held by the Stock Purchase Plan for the benefit of Mr. Walp; and (2) 1,269,440 shares issued pursuant to certain warrants, all of which shares are subject to a security agreement with WSMC ("Security Agreement").

         (c) The Stock Purchase Plan acquired 21,253 shares during the six-month period ended December 31, 1988, where the acquisitions were made through brokers or private transactions at the prevailing market price in one or more transactions for the benefit of Mr. Walp. The average price was $.894 per share.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 11

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit payment of dividends other than stock dividends. A portion of the securities are subject to the Security Agreement.

         (C) Amendment 2-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of July 10, 1990 were 1,264,507 shares and 11.9%, respectively, consisting of the following: (1) options to purchase 53,960 shares exercisable immediately at $.75 per share up through December, 1991; (2) 30,718 shares held for the benefit of Mr. Walp by virtue of his participation in the Stock Purchase Plan; (3) 1,179,440 shares held by Mr. Walp which are pledged as described in (b) of this Item 5; (4) 200 shares held in an IRA for Mr.
Walp; and (5) 189 shares held by Mr. Walp.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 1,179,829 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition - 54,349 shares; and (4) shared power to dispose or to direct the disposition - 1,210,158 shares.

         Mr. Walp shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 30,718 shares held by the Stock Purchase Plan for the benefit of Mr. Walp; and (2) 1,179,440 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement whereby Mr. Walp shares the power of disposing of the subject shares with the Company and WSMC.

         (c) The Stock Purchase Plan acquired shares for the benefit of Mr. Walp as follows: (1) 21,253 shares during the six-month period ended December 31, 1988; (2) 1,045 shares during the year ended December 31, 1989; and (3) 1,859 shares during the six-month period ended June 30, 1990. The average price paid by the Stock Purchase Plan in each of these three acquisitions was $.894 per share, $1.72 per share and $2.56 per share, respectively. Mr. Walp sold (1) 38,000 shares on May 18-31, 1990 at an average of $2.76 per share; (2) 37,000 shares on June 1-13, 1990 at an average of $2.55 per share; and (3) 15,000 shares on July 10-18, 1990 at an average price of $2.52 per share. He received 42 shares on August 15, 1989 as a ten-year award for service to the Company.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 12
payment of dividends other than stock dividends.

         (D) Amendment 3-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of April 17, 1991 were 1,158,462 shares and 10.6%, respectively, consisting of the following: (1) options to purchase 53,960 shares exercisable immediately at $.75 per share up through December, 1991; (2) 33,673 shares held for the benefit of Mr. Walp by virtue of his participation in the Stock Purchase Plan; (3) 1,070,440 shares held by Mr. Walp which are pledged as described in (b) of this Item 5; (4) 200 shares held in an IRA for Mr.
Walp; and (5) 189 shares held by Mr. Walp.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 1,070,829 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition - 54,349 shares; and (4) shared power to dispose or to direct the disposition - 1,104,113 shares.

         Mr. Walp shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 33,673 shares held by the Stock Purchase Plan for the benefit of Mr. Walp; and (2) 1,070,440 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement.

         (c) The Stock Purchase Plan acquired 2,955 shares during the six-month period ended December 31, 1990 for the benefit of Mr. Walp. The average price paid by the Stock Purchase Plan in the acquisition was $2.22 per share, and the transactions were effected directly by the plan.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit payment of dividends other than stock dividends.

         (E) Amendment 4-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of July 18, 1991 were 1,154,741 shares and 10.0%, respectively, consisting of the following: (1) options to purchase 53,960 shares exercisable immediately at $.75 per share up through December, 1991; (2) 34,952 shares held for the benefit of Mr. Walp by virtue of his participation in the Stock Purchase Plan; (3) 634,720 shares held by Mr. Walp which are pledged as described in (b) of this Item 5; (4) 200 shares held in an IRA for Mr.
Walp; and (5) 430,909 shares held by Mr. Walp.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 13

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 1,065,829 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition -485,069 shares; and (4) shared power to dispose or to direct the disposition - 669,672 shares.

         Mr. Walp shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 34,952 shares held by the Stock Purchase Plan for the benefit of Mr. Walp; and (2) 634,720 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement whereby Mr. Walp shares the power of disposing of the subject shares with the Company.

         (c) The Stock Purchase Plan acquired 1,279 shares during the six-month period ended June 30, 1991 for the benefit of Mr. Walp. Mr. Walp sold 5,000 shares on May 8, 1991 at $3.00 per share. The average price paid by the Stock Purchase Plan was $2.02 per share, and the transaction was effected directly by the plan for the benefit of Mr. Walp.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit payment of dividends other than stock dividends.

         (F) Amendment 5-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of December 23, 1991 were 1,069,741 shares and 8.8% respectively, consisting of the following: (1) 34,952 shares held for the benefit of Mr. Walp in the Stock Purchase Plan; (2) 634,720 shares held by Mr. Walp which are pledged as described in (b) of this Item 5; (3) 200 shares held in an IRA; and (4) 399,869 shares held by Mr.
Walp.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 1,034,789 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition -400,069 shares; and (4) shared power to dispose or to direct the disposition - 669,672 shares.

         Mr. Walp shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 34,952 shares held by the Stock Purchase Plan for the benefit of Mr. Walp; and (2) 634,720 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement whereby Mr. Walp shares the power of disposing of the subject shares with the Company.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 14

         (c) Mr. Walp purchased 53,960 shares at $.75 per share on December 1, 1991 through the exercise of an option. Mr. Walp sold the following shares: (1) 35,000 shares on August 8-12, 1991 at an average price of $2.62 per share; and
(2) 50,000 shares on December 9-12, 1991 at an average price of $1.64 per share. These transactions were effected through a broker in Seattle, Washington.

         (d) The Company's bank loan agreement prohibit payment of dividends other than stock dividends.

         (G) Amendment 6-A.

         (a) The aggregate number and percentages of Class A common stock beneficially owned by Mr. Walp as of February 1, 1993 were 812,830 shares and 6.5%, respectively, consisting of the following: (1) 38,214 shares held for the benefit of Mr. Walp in the Stock Purchase Plan; (2) 200 shares held in an IRA; and (3) 774,416 shares held by Mr. Walp.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - 774,616 shares;
(2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition -774,616 shares; and (4) shared power to dispose or to direct the disposition - 38,214 shares.

         Mr. Walp shares the power to dispose of the 38,214 shares held by the Stock Purchase Plan for the benefit of Mr. Walp.

         (c) The Stock Purchase Plan acquired shares for the benefit of Mr. Walp as follows: (1) 2,201 shares during the six-month period ended December 31, 1991; and (2) 1,061 shares during the year ended December 31, 1992. The average prices paid were $2.41 per share and $1.69 per share, respectively, and the transactions were effected directly by the plan for the benefit of Mr. Walp. Mr. Walp sold shares in the following amounts at the indicated prices and on the indicated dates: (1) 20,000 shares on January 15-21, 1992 at an average of $1.72 per share; (2) 15,000 shares on February 14-27, 1992, at an average of $1.85 per share; (3) 7,500 shares on March 5-11, 1992 at an average of $1.96 per share;
(4) 10,000 shares on May 19-28, 1992 at an average of $1.53 per share; (5) 5,000 shares on June 2, 1992 at $1.69 per share; (6) 45,000 shares on January 19-21, 1993 at an average of $3.03 per share; and (7) 157,673 shares on February 1, 1993 at $3.25 per share.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit payment of dividends other than stock dividends.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 15

         (H) Amendment 7-A.

         (a) The aggregate number and percentage of Class A common stock beneficially owned by Mr. Walp as of May 28, 1993 were 762,830 shares and 4.0%, respectively, consisting of the following: (1) 38,214 shares held for the benefit of Mr. Walp by Stock Purchase Plan; (2) 200 shares held in an IRA; and
(3) 724,616 shares held by Mr. Walp.

         The aggregate number and percentage of Class A common stock beneficially owned by other parties to the Voting Agreement were, as of May 28, 1993, as follows: (1) Mr. Duncan - 1,369,080 shares and 7.25%; (2) MCI -
6,251,509 shares and 33.1%; and (3) WSMC - no shares of Class A common stock.

         (b) The number of shares as to which the following apply to Mr. Walp are as follows: (1) sole power to vote or to direct the vote - none; (2) shared power to vote or to direct the vote - 724,616 shares; (3) sole power to dispose or to direct the disposition - 724,616 shares; and (4) shared power to dispose or to direct the disposition - 38,214 shares.

         Mr. Walp shares the power to vote the securities identified previously in this Item 5 with three other persons, pursuant to the Voting Agreement as follows: (1) Ronald A. Duncan; (2) MCI; and (3) WSMC.

         Mr. Walp shares the power to dispose of 38,214 shares held by the Stock Purchase Plan for the benefit of Mr. Walp.

         The number of shares as to which the following apply for other parties to the Voting Agreement are as follows: (1) Mr. Duncan: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - 967,732 shares; (c) sole power to dispose or to direct the disposition - 203,298 shares; and (d) shared power to dispose or to direct the disposition - 1,060,671 shares; (2) MCI: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - 6,251,509 shares; (c) sole power to dispose or to direct the disposition - 6,251,509 shares; and (d) shared power to dispose or to direct the disposition - none; and (3) WSMC: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - none; (c) sole power to dispose or to direct the disposition - none; and
(d) shared power to dispose or to direct the disposition - none.

         (c) Mr. Walp sold 50,000 shares on May 11-17, 1993 through a broker in Seattle, Washington at an average of $3.23. per share.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 16
plan for the benefit of Mr. Walp. The Company's bank loan agreements prohibit payment of dividends other than stock dividends.

         (e) As of May 28, 1993, Mr. Walp ceased to own more than 5% of the Class A common stock of the Company.

         (I) Statement.

         (a) As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group," and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 23,160,664 shares of Company common stock or approximately 56.8% of the outstanding Class A Common Stock, 2,400,591 shares of which are Class B Common Stock held by certain of the parties of the New Voting Agreement and issuable as and upon the conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr. Walp only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Walp expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock and Class B Common Stock in which Mr. Walp has a pecuniary interest as described in this Statement.

         The aggregate number and percentage of securities (Class A Common Stock) beneficially owned by Mr. Walp as of the Event Date were 572,845 shares and 1.6%, respectively. These securities consisted of the following: (1) 38,229 shares held for the benefit of Mr. Walp by virtue of his participation in the Stock Purchase Plan; and (2) 534,616 shares held by Mr. Walp. These shares do not include the shareholdings of other members of the Voting Group to which Mr. Walp disavows any pecuniary interest.

         To the best knowledge and belief of Mr. Walp, the aggregate number and percentage of securities (Class A common stock) beneficially owned by each of the other Parties (as defined in Item 5(b) of this Statement) to the New Voting Agreement were, as of the Event Date, as follows: (1) Mr. Duncan - 1,224,492 shares (not


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 17
including total holdings of 248,157 shares of Class B Common Stock in which he has a pecuniary interest) and 3.3%; (2) MCI - 8,251,509 shares (not including total holdings of 1,275,791 shares of Class B Common Stock in which MCI has a pecuniary interest) and 22.6%; (3) TCI - no shares of Class A Common Stock (not including total holdings of 590,043 shares of Class B Common Stock in which TCI has a pecuniary interest); and (4) Prime Group - 11,057,643 shares and 30.1%. The Prime Group does not own any Class B Common Stock.

         (b) The number of shares of Class A Common Stock as to which the following apply to Mr. Walp are as follows (not including 303,457 shares of Class B Common Stock in which Mr. Walp has a pecuniary interest and which are immediately convertible into Class A Common Stock): (1) sole power to vote or to direct the vote -- none (and none of Class B Common Stock as to which he has a pecuniary interest); (2) shared power to vote or to direct the vote -- 534,616 shares ; (3) sole power to dispose or to direct the disposition -- 534,616 shares; and (4) shared power to dispose or to direct the disposition -- 38,229 shares.

         Mr. Walp shares the power to vote the securities identified previously in this Item 5 with four other persons, pursuant to the New Voting Agreement described in Items 4 and 6 of this Statement, as follows (including Mr. Walp, singly, "Party," and including Mr. Walp, collectively, "Parties"): (1) Ronald A. Duncan; (2) MCI; and (3) TCI GCI, Inc. ("TCI"), a Nevada corporation and subsidiary of Tele-Communications, Inc.; and (4) the Prime Group (through its designated agent, PIIM).

         Mr. Walp shares the power to dispose of the securities identified previously in this Item 5 as follows: 38,229 shares held by the Stock Purchase Plan for the benefit of Mr. Walp. The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. The Stock Purchase Plan has neither been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law.

         (c) None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Walp, and any dividends that might be issued would be held by the plan for the benefit of Mr. Walp. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e) N/A.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 18

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         (A) Original Statement. On September 27, 1985, Mr. Walp executed a promissory note on a loan from WSMC. The note was secured by certain warrants of Mr. Walp for Class A common stock of the Company and any shares of the stock subsequently issued upon the exercise of those warrants. On May 1, 1988 all of the warrants were exercised, and Class A common stock was issued. Upon payment of the note in full, the stock would be released to Mr. Walp. The note was to be paid in full on November 30, 1988. However, the parties were as of December 30, 1988 negotiating an extension of the due date.

         (B) Amendment 1-A. The September 27, 1985 promissory note was split in August, 1989 between WSMC and the Company with separate pledges by Mr. Walp for their respective portions of the 1,269,440 shares issued under the warrants.

         On January 1, 1989 Mr. Walp became the Vice Chairman of the Company.

         (C) Amendment 2-A. No change.

         (D) Amendment 3-A. No change.

         (E) Amendment 4-A. The pledge to WSMC was released upon payment of the September 27, 1985 promissory note by Mr. Walp on July 18, 1991. 634,720 shares remained pledged to the Company.

         (F) Amendment 5-A. No change.

         (G) Amendment 6-A. Mr. Walp's pledge to the Company was released upon payment of the September 27, 1985 promissory note by Mr. Walp on February 1, 1993.

         (H) Amendment 7-A. None, other than the Voting Agreement. Under the terms of the Voting Agreement, the Parties agreed during the term of the agreement to vote all of their shares as one block only in the following matters: (1) for so long as the full membership on the Board is seven, the election to the Board of individuals recommended or determined acceptable by a Party ("Nominees"), provided that such Nominees qualify to hold such positions on the Board, with the allocations of such recommendations to be in the following amounts and by the following identified Parties: (a) for recommendations from MCI, no more than two Nominees at any one time; (b) for recommendations from Messrs. Duncan and Walp, no more than one Nominee from each at any one time; and (c) for recommendations from WSMC, no more than two Nominees at any one time; (2) the approval of any matter required to implement an item which is the subject of the Letter of Intent and to be voted upon by the shareholders of the Company or which the board in its sole discretion chooses to


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 19
present for ratification or approval of those shareholders; and (3) other matters to which the Parties unanimously agree. The effective date of the Voting Agreement was March 31, 1993, and its term will be through the completion of the 1996 annual meeting of shareholders of the Company or such shorter period until terminated by the Parties.

         (I) Statement. Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to have two persons designated by the Prime Sellers (who agreed to be bound by the terms of the New Voting Agreement) to serve on the duly elected Company Board.

         As described in Item 2 of this Statement, the Voting Group entered into the New Voting Agreement on October 31, 1996 (replacing the Voting Agreement) whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the New Voting Agreement for certain nominees to the Company Board and on other such matters as further described in this Item 6.

         The New Voting Agreement provides that the Parties will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors. The New Voting Agreement provides that all of the shares subject to the agreement will be voted as one block for so long as the full membership on the Company Board is at least eight and will be voted for the election to the Company Board of individuals recommended by the Parties to the agreement. The allocation of recommendations for positions on the Company Board made by parties to the New Voting Agreement is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Messrs. Duncan and Walp, one nominee each; (3) for recommendations from TCI, two nominees; and (4) for recommendations from the Prime Sellers who agreed to be bound by the terms of the New Voting Agreement, i.e., the Prime Group (through
PIIM), two nominees for so long as (a) such Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock, and (b) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to the Prime Group is not satisfied, then the Prime Group and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of these conditions pertaining to the Prime Group are met, the Prime Group is not to be entitled to recommend any nominee pursuant to the terms of the New Voting Agreement.

         The shares of the Class A and Class B Common Stock subject to the New Voting Agreement are to be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Furthermore, under the New Voting Agreement, the shares of Class A and Class B


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 20

Common Stock subject to it are to be voted on other matters to which the Parties to the agreement have unanimously agreed.

         The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company to take place in June, 2001 or until there remains only one party to the agreement, whichever occurs first. However, the parties to the New Voting Agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A Party to the New Voting Agreement (other than a member of the Prime Group and their distributees who elect in writing to be bound thereby) will be subject to the Agreement until that Party disposes of more than 25% of the votes represented by that Party's holdings of Company common stock, subject to the terms and conditions of the New Voting Agreement. Notwithstanding the foregoing, each Party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Group and to maintain at least eight members of that board only for so long as either the Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock or the Prime Management Agreement is in effect and the Prime Group will thereafter present their nominees for two positions on the Company Board.

         The New Voting Agreement commenced effectiveness as of the Event Date. With the execution of the New Voting Agreement, it is contemplated that the Company Board will take such action as necessary to cause its size to increase from the present seven to nine members, and the portion of the Prime Sellers who are Parties, i.e., the Prime Group, will thereafter present its nominees for two positions on the Company Board through its designated agent, PIIM.

         The New Voting Agreement replaces the previous voting agreement ("Voting Agreement") between the following parties: (1) MCI; (2) TCI; (3) Mr. Duncan; and (4) Mr. Walp. Under the terms of the Prime Purchase Agreement, the Company agreed that upon closing on the Prime Purchase Agreement, the Voting Agreement would be terminated and replaced by the New Voting Agreement.

         Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of their portion of the Prime Company Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers would be made current for a period of two years from the Event Date or otherwise satisfy its responsibilities under the Prime Registration Rights Agreement for registration of the Prime Company Shares through other registration formats.



SCHEDULE 13D - WALP CLASS A/8                                            PAGE 21

         Pursuant to the Prime Management Agreement between PIIM and the Company, PIIM will manage the Company cable systems acquired in the Transactions ("Company Cable Systems"). PIIM had, prior to the Event Date, managed the cable television systems owned by Prime and acquired by the Company on the Event Date. The Prime Management Agreement will continue for a term of nine years unless earlier terminated under a number of circumstances including the following: (1) with respect to any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificate of public convenience and necessity or franchise for that system; (2) upon the sale of all or substantially all of the assets of the Company Cable Systems or the sale of all of the equity interests of the owner of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days; (4) upon the Company's material breach of the agreement and failure to cure within 30 days; or (5) after the second anniversary of the date of the Prime Management Agreement, at the option of either PIIM or the Company.


Item 7.  Material to be Filed as Exhibits.

         Pursuant to Rule 13d-2(c) and Items 102 of Regulation S-T, the following documents previously filed or incorporated by reference as exhibits are hereby incorporated by reference:

         (A) Original Statement. Form 8-K filed by the Company on or about December 27, 1988 and the exhibits to it.

         (B) Amendment 1-A. None.

         (C) Amendment 2-A. None.

         (D) Amendment 3-A. None

         (E) Amendment 4-A. None.

         (F) Amendment 5-A. None.

         (G) Amendment 6-A. Form 8-K filed by the Company on or about January 14, 1993.

         (H) Amendment 7-A. Form 8-K filed by the Company on or about June 4, 1993, and the Voting Agreement.

         (I) Statement. The Prime Purchase Agreement (as amended by the parties), a draft of the Prime Registration Rights Agreement (which is an exhibit to the


SCHEDULE 13D - WALP CLASS A/8                                            PAGE 22

Prime Purchase Agreement, and the draft of the New Voting Agreement (which is an exhibit to the Prime Purchase Agreement) are each incorporated by reference into this Statement from the Registration Statement on Form S-4 (registration no. 333-13473) filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act, which filing became effective October 4, 1996.


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.


Date

November    , 1996


Name/Title



-----------------------------------------------
ROBERT M. WALP
Vice Chairman
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).